Exhibit 3

British American Tobacco p.l.c. (the “Company”)

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

On 31 March 2025 the independent Trustee of the British American Tobacco Group Employee Trust released the following number of British American Tobacco p.l.c. 25p ordinary shares (the “Shares”) granted to the following Executive Director under the 2020 Long-Term Incentive Plan. Subsequent sales of shares are also set out below.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tadeu Marroco
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	British American Tobacco p.l.c.
b)	LEI	213800FKA5MF17RJKT63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Transaction 1
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Shares released under the 2020 Long-Term Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£nil	67,109

d)	Aggregated information - Aggregated volume - Price	67,109 £nil
e)	Date of the transaction	2025-03-31
f)	Place of the transaction	Outside a trading venue

Transaction 2
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 25p each GB0002875804
b)	Nature of the transaction	Sale of shares to meet tax liability arising on vesting of 2020 Long-Term Incentive Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£31.820	31,544

d)	Aggregated information - Aggregated volume - Price	31,544 £1,003,730.08
e)	Date of the transaction	2025-04-01
f)	Place of the transaction	Outside a trading venue

Name of officer of issuer responsible for making notification: Nancy Jiang Date of notification: 2 April 2025